SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                                Eyecity.com, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   30231H 10 0
                                   -----------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)

      |_|  Rule 13d-1(c)

      |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 30231H 10 0             SCHEDULE 13G                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark H. Levin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        1,400,000
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              1,400,000
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,400,000
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  |_|
      CERTAIN SHARES*


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      15.23%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 30231H 10 0
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer:

                  Eyecity.com, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

                  79 Express Street
                  Plainview, NY  11803
Item 2.

      (a)   Name of Person Filing:

                  Mark H. Levin

      (b)   Address of Principal Business Office or, if none, Residence:

                  c/o Eyecity.com, Inc.
                  79 Express Street
                  Plainview, NY  11803

      (c)   Citizenship:

                  United States of America

      (d)   Title of Class of Securities:

                  Common Stock $.001 par value per share

      (e)   CUSIP Number:

                  30231H 10 0

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)  |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)  |_|   An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

CUSIP No. 30231H 10 0
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      (f)  |_|   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

      (g)  |_|   A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);

      (h)  |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)  |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      The following is information regarding the aggregate number and percentage of the class of securities of Mark H. Levin as of December 31, 1999.

      (a) Amount beneficially owned: 1,400,000.

                  Consists of (i) 1,200,000 of Common Stock; and (ii) 200,000
            shares of Common Stock which are not outstanding but which are subject to issuance upon exercise of the portion of options which were exercisable on, or which become exercisable within sixty days of December 31, 1999, granted to Mr. Levin under the Company's Stock Option Plans (the "Options").

      (b) Percent of class: 15.23%

                  Based on 8,992,931 shares of Common Stock outstanding on
            December 31, 1999 and giving effect to the exercise of the Options.

      (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote - 1,400,000

            (ii)  Shared power to vote or to direct the vote - 0

            (iii) Sole power to dispose or to direct the disposition of -
                  1,400,000

            (iv)  Shared power to dispose or to direct the disposition of - 0

Item 5. Ownership of Five Percent or Less of a Class.

            Not Applicable

CUSIP No. 30231H 10 0
--------------------------------------------------------------------------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable

Item 8. Identification and Classification of Members of the Group.

            Not Applicable

Item 9. Notice of Dissolution of Group.

            Not Applicable

Item 10. Certifications.

            Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2000

                                          /s/ Mark H. Levin
                                          --------------------------------
                                              Mark H. Levin